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SEC FILE NUMER
8- 66628

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS FORM X-17A-5 PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: PM Securities, LLC dba Phoenix IB

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

110 Commons Court
(No. and Street)

Chadds Ford	PA	19317
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Mark Karbiner	(484) 841-6809	mkarbiner@phoenix-ib.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

YSL & Associates LLC
(Name – if individual, state last, first, and middle name)

11 Broadway, Suite 700	New York	NY	10004
(Address)	(City)	(State)	(Zip Code)

6/06/2006	2699
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, Mark Karbiner, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to PM Securities, LLC dba Phoenix IB as of 12/31/24, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature

President

Title

COMMONWEALTH OF PENNSYLVANIA - NOTARY SEAL
Michael Sutters Notary Public
Delaware County
My Commission Expires 8/29/2026
Commission # 1322863

Notary Public

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☐ (b) Notes to unconsolidated or consolidated statement of financial condition, as applicable.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or members' or sole proprietor's equity, as applicable.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☒ (g) Notes to unconsolidated or consolidated financial statements,, as applicable.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

PM Securities, LLC dba PHOENIX IB
December 31, 2024

YSL & Associates LLC
Certified Public Accountants | Member of Parker Russell International
11 Broadway, Suite 700, New York, NY 10004 Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
PM Securities, LLC
d/b/a Phoenix IB

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of PM Securities, LLC d/b/a Phoenix IB (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

YSL & Associates LLC

We have served as PM Securities, LLC d/b/a Phoenix IB's auditor since 2024.

New York, NY

March 25, 2025

PHOENIX IB

Statement of Financial Condition
December 31, 2024

	2024
Assets	
Cash	$ 1,708,417
Due from Related Party	15,000
Accounts Receivable, net	1,313
Other Receivable & Prepaid Expenses	25,315
Total Assets	$ 1,750,045
Liabilities and Member's Equity	
Liabilities:	
Accounts Payable and Accrued Expenses	$ 200,514
Client Deposit	45,000
Deferred Revenue	47,500
Due to Related Party	52,323
Total Liabilities	345,337
Member's Equity	1,404,708
Total Liabilities and Member's Equity	$ 1,750,045

(The accompanying notes are an integral part of this statement of financial condition)

(1)   NATURE OF OPERATIONS

PM Securities, LLC dba PHOENIX IB ("the Company") was formed as a Delaware LLC as a wholly owned subsidiary of Phoenix Management Services, Inc. in 2004 and was licensed as a broker-dealer in January 2005. On April 2, 2012, PM Securities, LLC, along with its parent company, Phoenix Management Services, Inc. were part of a legal reorganization. As a result, PM Securities, LLC became a wholly owned subsidiary of Phoenix Capital Resources, LLC (the Member), which is wholly owned by Phoenix Management Holdings, Inc. (formerly Phoenix Management Services, Inc.) In connection with the reorganization, the Company began conducting business under the Phoenix Capital Resources trade name. The Company provides investment banking services, including the placement of equity financing, debt financing and merger and acquisition services. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). On September 29, 2023, PM Securities, LLC and Phoenix Capital Resources, LLC were acquired by J.S. Held, LLC ("J.S. Held").

(2)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

Basis of Accounting
The accompanying financial statements have been prepared on an accrual basis in accordance with generally accepted accounting principles ("GAAP"). The accrual method recognizes income when it is earned, whether or not received, and recognizes expenses when they are incurred, whether or not they are paid within the accounting period.

Use of Estimates
In preparation of financial statements in conformity with GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.   Actual results could differ from those estimates.

Revenue Recognition
The Company adopted ASC 606 – Revenue from Contracts with Customers. The Company recognizes revenue for investment banking services over the period of service in the related contract. For transaction or success fees, the Company will recognize the variable income at the point in time when the transaction has been completed, and the income is reasonably determinable.

The retainer fees are recognized over time in which the performance obligations are simultaneously provided by the Company and consumed by the client.

Accounts Receivable
Accounts receivable arises when the Company has an unconditional right to receive payment under a contract with a customer and are derecognized upon receipt of cash. As of January 1, 2024 and December 31, 2024, accounts receivable, net of allowance for credit losses, were $0 and $1,313, respectively.

(2)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Allowance for Credit Losses
The Company adopted ASC 326, "Financial Instruments—Credit Losses," which replaces the incurred loss model with the Current Expected Credit Losses (CECL) model. This standard requires recognition of lifetime expected credit losses for financial instruments measured at amortized cost and certain off-balance-sheet credit exposures.

The Company's account receivable was impacted by the guidance as of December 31, 2024. As allowance for the credit losses may be based on the Company's expectation of the collectability of its receivables utilizing the CECL framework.

The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company has recorded an allowance of $270,000 for the credit losses on accounts receivable from two customers as of December 31, 2024.

Leases
The Company does not have any leases to report under the leasing standard *ASC 842 – Lease Accounting* that requires all leases that are one year or longer for property, plant, or equipment to be presented on the statement of financial condition.

Income Taxes
The Company is a single-member Limited Liability Company under applicable sections of the Internal Revenue Code As a single member LLC, the Company is considered a disregarded entity for tax purposes whereby its income or loss is reflected on its parent's tax return and accordingly, there is no provision or credit for federal and state income taxes included in the financial statements. The parent company federal and state tax returns for the years 2021 – 2024 are still open for examination by the appropriate tax authorities.

The Company follows the provisions of uncertain tax positions as addressed in FASB Accounting Standards Codification 740-10-65-1. The Company has no tax position at December 31, 2024 for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility.

(3)   NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) of the Securities and Exchange Act of 1934, which requires the maintenance of a minimum net capital (the greater of $5,000 or 6 2/3% of aggregate indebtedness). The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting ratio of aggregate indebtedness to net capital would exceed 10 to 1.

At December 31, 2024, the Company had net capital, as defined, of $1,363,080 which was $1,340,058 in excess of its minimum required net capital of $23,022. The Company's ratio of aggregate indebtedness to net capital was 0.3 to 1 as of December 31, 2024, which is in compliance with the requirement that it be less than 15 to 1.

PM Securities, LLC dba PHOENIX IB
Notes to Statement of Financial Condition

(4)   RESERVE REQUIREMENTS

The SEC customer protection rule (Rule 15c3-3) requires the maintenance of reserves for customer accounts and sets forth specific guidelines regarding the possession of securities. The Company is not affected by this rule as explained in Footnote 74 of SEC Release No. 34-70073 since its business operations as so limited that it does not hold customer funds or safe keep customer securities.

(5)   DEFERRED REVENUE

The Company was engaged by five clients in 2024 that supplied non-refundable retainers. The total amount received by the Company was $92,000 which is being amortized over the term of the engagements (three-six months). The Company had no contract assets at January 1, 2024 and December 31, 2024. The deferred revenue balance was $8,333 and $47,500 as of January 1, 2024 and December 31, 2024 respectively.

(6)   RELATED PARTY TRANSACTIONS

In connection with the reorganization discussed in Note 1, the Company pays all expenses of its operations, administration, and all other expenses necessary or advisable for the operation of the business of the Company. In the event the Member or any other related entities advance funds to the Company or directly pays Company expenses, such advances or payments shall be deemed loans to the Company, and the Member or related entity shall be fully reimbursed by the Company. In addition, the Company began reimbursing Phoenix Management Services, LLC ("PMS"), an entity related through common ownership and management, for the Company's allocated share of certain operating expenses paid by the entity. On September 29, 2023, PMS was also acquired by J.S. Held. Effective September 30, 2023, the Company began reimbursing J.S. Held for the Company's allocated share of certain operating expenses paid by J.S. Held, under the same terms and conditions as PMS.

On September 29, 2023, J.S. Held entered into a lease with 110 Chadds Ford Commons, LLC. At December 31, 2024, the Company has a payable to J.S. Held and PMS for expenses which has been reflected as Due to Related Party in the accompanying Statement of Financial Condition.

(7)   CONCENTRATION

At various times during the year, the Company's cash in bank balances exceeded the federally insured limits but does not consider itself at risk in this regard. Management does not anticipate any losses on these balances.

(8)   SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including debt financing, merger & acquisition services, and the placement of equity financing. The Company's Chief Executive Officer serves as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

(9)   SUBSEQUENT EVENTS

In preparing these financial statements, management has evaluated events and transactions that have occurred since December 31, 2024 for potential recognition or disclosure through the date of the financial statements were issued.

In January 2025, the J.S. Held arranged to have personnel previously associated with Ocean Tomo Investment Group LLC, an entity owned indirectly by J.S. Held, to join the Company. In the future, those personnel are expected to conduct their business through the Company's facilities.